October 20, 2006

BY EDGAR AND FACSIMILE

Daniel Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	XM Satellite Radio Holdings Inc.
Schedule TO-I
File No. 005-57011
Filed September 26, 2006

Dear Mr. Duchovny:

On behalf of XM Satellite Radio Holdings Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 3, 2006 to us regarding the filing of the Company’s Schedule TO-I filed on September 26, 2006 (the “Schedule TO”).

The Company’s responses to the Staff’s comments are set forth below the text of the comment from your comment letter.

Schedule TO-I

1.	We note that XM Satellite Radio Inc. is also an obligor under the subject notes. It appears that the offer is being made on behalf of XM Satellite Radio Inc. In this respect, please tell us why that entity is not a bidder in this tender offer.

Response: XM Satellite Radio Inc. is not a bidder for the notes and is not seeking to acquire any notes. Rather, the Company is making an offer to induce conversion of the subject notes into shares of the Company’s Class A common stock. The inducement consideration is being paid by the Company in the form of the Company’s Class A common stock, and the subject notes are convertible only into the Company’s Class A common stock. The subject notes are not convertible into any securities of XM Satellite Radio Inc. and XM Satellite Radio Inc. is not offering any of the inducement consideration.

Mr. Daniel Duchovny

October 20, 2006

2.	We note your solicitation of consents to amend the Note Purchase Agreement and the Shareholders and Noteholders Agreement. Provide an analysis supporting your conclusion that Regulation 14A is not applicable to this solicitation.

Response: Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14A thereunder applies only to a solicitation of a proxy or consent with respect to a security registered pursuant to Section 12 of the Exchange Act. The subject notes are privately held by fewer than 15 holders and are not registered under either Section 12(b) or Section 12(g) of the Exchange Act. Accordingly, Regulation 14A is not applicable to the consent solicitation.

Item 6. Purposes of the Transaction and Plans or Proposals

3.	You have indicated that Item 6(c) of Schedule TO is not applicable. Please revise to respond to the Item. If the answer to the Item requirement is in the negative, so state.

Response: In response to the Staff’s comment, the Company has revised the response to Item 6(c) of the Schedule TO.

Offer to Exchange

Cover page

4.	Please revise the language in the second paragraph of page iv that states that you will return tendered notes following a termination of the offer “as promptly as practicable” to state that you will deliver those securities “promptly,” as required by Rule 13a-4(f)(5). Please make a similar revision in the first paragraph of the section “Acceptance of 10% Notes for Conversion” with respect to the acceptance of and payment for tendered securities.

Response: The Company has revised the language on pages iv, 17 and 20 in response to this comment.

Forward-Looking Statements, page 1

5.	We note your statement in the penultimate paragraph that you “assume no obligation to update or revise the forward-looking statements. . . .” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure accordingly.

Response: The Company has revised the language on page 1 in response to this comment. The Company understands its obligations under the tender offer regulations to promptly disclose and disseminate to security holders material changes in the information presented in its tender offer materials.

Mr. Daniel Duchovny

October 20, 2006

Summary Historical Financial Information, page 7

6.	Please provide the information required by Item1010(c)(4)-(6) of Regulation M-A.

Response: The Company has revised pages 7 and 8 to present the ratio of earnings to fixed charges and book value information in response to this comment. The Company notes that pro forma information required by Item 1010(c)(6) of Regulation M-A need only be supplied if material to the decision of the security holder whether or not to tender into the tender offer. The Company has presented on pages 8 and 9 of its offer of premium for conversion “as adjusted” information to reflect the results of a successful offer on its consolidated balance sheet and capitalization. The Company does not believe that any additional information is material to the decision of a security holder whether or not to tender into the offer. As noted in the tender offer materials, the notes, which are the subject of the offer, are currently convertible into shares of the Company’s Class A common stock, and as such, the offer does not change or alter the current rights of the note holders. However, in order to encourage holders of the notes to convert at this time into shares of the Company’s Class A common stock pursuant to the offer, the Company is offering a “conversion premium” payable in additional shares of the Company’s Class A common stock. As a result, the Company believes that the information that is material to the tender decision is the size of the “premium” that the Company is offering to pay and not, as noted above, pro forma financial information. Further, the principal change to the Company’s financial information that would give effect to completion of the transaction consists of a reduction in the amount of debt outstanding and an increase in the number of shares of common stock outstanding. Those two effects are both described in the tender offer materials, including being shown (in the case of the debt reduction) in the “as adjusted” numbers included in the summary financial information.

Terms of this Offer – Extension, Termination or Amendment, page 15

7.	Your ability to terminate the offer “if any condition is not satisfied, or in our reasonable judgment is unlikely to be satisfied” (emphasis added) renders the offer illusory. Please revise to eliminate this right or clarify here and throughout your offer document.

Response: The Company has revised the language on page 15 in response to this comment.

Conditions of this Offer and the Consent Solicitation, page 21

8.	Refer to the first full paragraph on page 22. We note the disclosure that you may assert a condition “regardless of the circumstances, including any action or inaction by [the company].” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the referenced language to exclude your reference to actions or inactions to act by the company.

Response: The Company has revised the language on pages 15 and 22 in response to this comment.

9.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response: The Company has revised the language on pages 15 and 22 in response to this comment.

Mr. Daniel Duchovny

October 20, 2006

Certain U.S. Federal Income Tax Considerations, page 27

10.	We note your disclosure that this section summarizes “certain” of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

Response: The Company has revised the language on page 27 in response to this comment.

11.	While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and elsewhere in your offer document.

Response: The Company has revised the language on pages 27, 28 and 29 in response to this comment.

12.	Delete the references to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

Response: The Company has revised the language on page 28 in response to this comment.

Letter of Transmittal

13.	Refer to the fifth paragraph on page 5 of this letter and your requirement that a tendering security holder represent it as a Qualified Institutional Buyer, an institutional Accredited Investor or an Accredited Investor. It appears that this requirement is contrary to your requirements under Rule 13e-4(f)(8)(i). Please provide us your legal analysis or delete the referenced language.

Response: At the time the notes were sold by the Company in December 2002, each of the purchasers represented to the Company that it was either a Qualified Institutional Buyer, an institutional Accredited Investor or an Accredited Investor. The purpose of the proposed representation in the Letter of Transmittal was to allow the Company to update the security holder’s prior representation and was not designed to conflict with Rule 13e-4(f)(8)(i). Nevertheless in response to the Staff’s comment, the referenced language has been revised to request that the tendering holder indicate whether it is a Qualified Institutional Buyer, an institutional Accredited Investor or an Accredited Investor. In addition, a sentence has been added to clearly state that a holder’s ability to accept the offer is not conditioned on the holder’s ability to represent that it is either a Qualified Institutional Buyer, an Institutional Accredited Investor or an Accredited Investor. Accordingly, the revised language no longer implies that holders must make a representation in order to participate in the tender offer.

14.	Refer to the fifth paragraph on page 5 of this letter and your requirement that a tendering security holder acknowledge it (i) is aware that the issuance of the common stock is being made in reliance on the exemption from the registration requirements provided by Section 3(a)(9) or Section 4(2) of the Securities Act and the regulations promulgated thereunder, (ii) it has the capacity to protect its own interest in connection with the offer and is able to bear the economic risk of the offer, and (iii) its management has prior investment experience, including investment in securities that are traded on the NASDAQ National Market and to the extent it deems appropriate, it has retained and relied upon professional advice regarding the investment, tax and legal merits and consequences of the offer. The requests are inappropriate and should be deleted.

Mr. Daniel Duchovny

October 20, 2006

Response: The language on page 5 of the letter has been revised to eliminate the language that the Staff found objectionable.

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact James O. Smith at (202) 637-6442 or me at (202) 637-5736. Thank you for your consideration.

Very truly yours,

/s/ Steven M. Kaufman

HOGAN & HARTSON LLP

cc:	Joseph M. Titlebaum Joseph G. Connolly Jr. James O. Smith